Exhibit 97.1

Policy GOV.03

Policy for the Recovery of Erroneously Awarded Compensation

TABLE OF CONTENTS

Overview	2
Policy Statement	2
Disclosure Requirements	2
Prohibition of Indemnification	3
Policy Definitions	3

OVERVIEW

In accordance with the applicable rules of the Nasdaq Stock Market, Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (“the Exchange Act”), the Board of Directors (the “Board”) of UFP Technologies, Inc. (the “Company”) has adopted this Policy for the Recovery of Erroneously Awarded Compensation (this “Policy”) to provide for the recovery of erroneously awarded incentive-based compensation from Executive Officers.

Policy Statement: Recovery of Erroneously Awarded Compensation

1.

In the event of an Accounting Restatement, the Company will reasonably promptly recover the Erroneously Awarded Compensation received in accordance with this Policy, Nasdaq Rules, and Rule 10D-1 as follows:

a.

After an Accounting Restatement, the Compensation Committee of the Board of Directors (the “Committee”) shall determine the amount of any erroneously awarded Incentive-Based Compensation received by an Executive Officer and shall promptly notify such Executive Officer with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such Erroneously Awarded Compensation, as applicable.

i.

For Incentive-Based Compensation based on the Company’s stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from information in the applicable Accounting Restatement:

1.

The amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which the Incentive-Based Compensation was received; and

2.	The Company shall maintain documentation of the determination of such reasonable estimate and provide the documentation of such determination to Nasdaq if required or requested by Nasdaq.

ii.	The Committee shall have the discretion to determine the appropriate means for recovering Erroneously Awarded Compensation.

iii.	To the extent that an Executive Officer fails to repay the Erroneously Awarded Compensation to the Company, the Company shall take actions reasonable and appropriate to recover such compensation.

2.

Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section 1.(a.) above if the Committee determines that the recovery would be impracticable and any of the following conditions are met:

a.

The Committee, after making a reasonable, documented attempt to recover such Erroneously Awarded Compensation and providing such documentation to Nasdaq, has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered.

b.

The recovery would violate home country law where the law was adopted prior to November 28, 2022, provided that, the Company has obtained an opinion of home country counsel that is acceptable to  Nasdaq which states that recovery would result in such violation and provided such opinion to Nasdaq.

c.

Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or  Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

Disclosure Requirements

3.	The Company shall file all disclosures with respect to this Policy required by applicable U.S. Securities and Exchange Commission filings and rules.

Prohibition of Indemnification

4.

The Company shall not insure or indemnify any executive officer against (i) the loss of any erroneously awarded compensation that is repaid, returned, or recovered pursuant to this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy.  Further, the Company shall not enter into any agreement that exempts any incentive-based compensation that is granted, paid, or awarded to an executive officer from application of this Policy.

Definitions

5.	For purposes of this Policy, the following terms shall have the meanings set forth below.

a.

Accounting Restatement means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

b.

Clawback Eligible Incentive Compensation means all Incentive-Based Compensation received by an Executive Officer  (i) on or after the effective date of the applicable Nasdaq rules, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at the time during the applicable performance period relating to any Incentive-Based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period.

c.

Clawback Period means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date  and any transition period, as described by Nasdaq Listing Rule 5608(b)(1)(i)(D).

d.

Erroneously Awarded Compensation means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been calculated based on the data in the Accounting Restatement, and without regard to any taxes paid by the Executive Officer.

e.

Executive Officer means each individual who is currently or was previously designated as an “officer” of the Company as defined in Rule 16a-1(f) under the Exchange Act or in Nasdaq Listing Rule 5608(d).  This includes the principal financial officer and principal accounting officer (or the Controller if there is no principal accounting officer).

f.

Financial Reporting Measure(s) means measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures that are derived wholly or in part from such measures, including stock price and total shareholder return, and need not be presented within the Company's financial statements or included in a filing with the Securities and Exchange Commission.

g.	Incentive-Based Compensation means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

h.

Received means, with respect to any Incentive-Based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained.

i.

Restatement Date means the earlier to occur of (i) the date the Board or a Committee of the Board or officers of the Company authorized to take such action concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

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